Exhibit 99.1

Lorus Therapeutics Announces Results of Annual and Special Meeting of Shareholders

TORONTO, Aug. 19, 2014 /CNW/ - Lorus Therapeutics Inc. (TSX: LOR) ("Lorus" or the "Company") today announced voting results from the Company's annual and special meeting of shareholders held on August 19th in Toronto (the "Meeting").

The Company is pleased to announce that all of the nominees listed in the management proxy circular dated July 15, 2014 were elected as directors. Each of the directors was elected by a majority of the votes cast by shareholders present at the Meeting or represented by proxy. The results of the vote are detailed below:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld

Dr. Denis Burger	69,661,597	92.25	5,852,096	7.75

Dr. William G. Rice	74,411,586	98.54	1,102,107	1.46

Dr. Bradley Thompson	69,662,279	92.25	5,851,414	7.75

Dr. Brian Underdown	69,256,238	91.71	6,257,455	8.29

Dr. Mark D. Vincent	68,661,424	90.93	6,852,269	9.07

Warren Whitehead	69,662,623	92.25	5,851,070	7.75

Lorus shareholders also voted to re-appoint KPMG LLP as auditor of the Company.

In addition, all other special resolutions placed before the Meeting including (i) a change of the corporate name to "Aptose Biosciences Inc." reflecting the company's current corporate mission and focus (the "Name Change"); and (ii) a consolidation of the common shares of the Company at a ratio within the range of one (1) common share for each five (5) to fifteen (15) common shares (the "Share Consolidation") were approved by the required majority of shareholders present at the Meeting or represented by proxy.

"We are grateful for the high level of shareholder support we have received in taking these and other important steps in our company's transformation," said William G. Rice, Ph.D., Chairman, President and Chief Executive Officer.  "We have made rapid and significant progress in defining the assets and the strategic path forward with the greatest opportunity to build shareholder value.  Based on the growing scientific and clinical recognition for LOR-253 in acute myeloid leukemia and other difficult to treat hematologic cancers, we are committed to creating a preeminent drug development company with the capabilities to advance important proprietary anticancer therapeutics and companion diagnostics."

The Name Change will become effective at a date in the future that will be determined by the board of directors of the Company to be in the best interest of the Company.  The board of directors of the Company may also determine not to implement the Name Change without further action on the part of or notice to the shareholders.

The final consolidation ratio and the effective date of the Share Consolidation will be determined by the board of directors of the Company at a date in the best interest of the company. The board of directors of the Company may also determine not to implement the Share Consolidation without further action on the part of or notice to the shareholders.

Finally, as of July 17, 2014, the Company has changed its financial year end from May 31 to December 31. The change in the financial year end from May 31 to December 31 will allow the Company to provide continuous disclosure information on a comparable basis with its industry peer group.

Please refer to the Company's management proxy circular available on SEDAR at www.sedar.com for more details on the matters covered at the Meeting. Final voting results on all matters voted on at the Meeting will also be filed on SEDAR.

About Lorus

Lorus is a clinical-stage biotechnology company with a commitment to discovering and developing targeted therapies addressing unmet medical needs in oncology. We aim to develop therapeutics focused on novel cellular targets on the leading edge of cancer research coupled to companion diagnostics to identify the optimal patient population for our products. Our pipeline of cancer drug candidates includes small molecule products and immunotherapies providing additive or synergistic efficacy without leading to overlapping toxicities with existing anti-cancer regimens, facilitating the adoption of combination therapies. Lorus Therapeutics Inc. is currently listed on the TSX under the symbol LOR.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws including regarding a potential listing on the NASDAQ Stock Exchange, the Share Consolidation and the Name Change. Such statements include, but are not limited to, statements relating to Lorus' plans, objectives, expectations and intentions and other statements including words such as "continue", "expect", "intend", "will", "should", "would", "may", and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such expressed or implied forward looking statements could include, among others: our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled "Risk Factors" in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

SOURCE Lorus Therapeutics Inc.

%CIK: 0000882361

For further information:

Lorus Therapeutics
Greg Chow, CFO
416-798-1200
gchow@lorusthera.com

BCC Partners
Karen L. Bergman or Susan Pietropaolo
650-575-1509 or 845-638-6290
kbergman@bccpartners.com or spietropaolo@bccpartners.com

CO: Lorus Therapeutics Inc.

CNW 16:00e 19-AUG-14